SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) in addition to the Market Announcement released on March 29, 2017 hereby informs its shareholders and the market in general that the National Electric Energy Agency published, on August 16, 2017, the Technical Note 141/2017-SFF-SFG-SRG/ANEEL, regarding the inspection of the Fuel Consumption Account - CCC reimbursement benefits to Amazonas Distribuidora de Energia S.A. (“Amazonas Energia”).

Aneel, in this new Technical Note, evolved in favor of Eletrobras on some subjects that were contested by the company regarding its first conclusion disclosed on the Technical Note 52/2017 SFF-SFG-SRG/ANEEL, reducing, in that scenario, the divergent amount between the parties. However, in Eletrobras’ point of view, the current understanding of Aneel, still differ from positions previously practiced by the same agency in previous years, as well as, favorable judicial decisions to Amazonas Energia.

In the first Technical Note, Aneel understood that the amount to be reimbursed to the CCC Fund was approximately R$ 3.7 billion, reducing this amount, according to Technical Note 141/2017-SFF-SFG-SRG/ANEEL, to about R$ 3 billion.

It should be clarified that, as stated in the Technical Note 141/2017-SFF-SFG-SRG/ANEEL, it is "a document issued by the Organizational Units and is intended to subsidize the Agency's decisions", not existing, until this moment, any decision issued by Aneel’s Board.

Eletrobras and Amazonas Energia intend to file an administrative appeal, requesting a suspensive effect, as it considers the funds reimbursement unduly and, if necessary, propose judicial measures.

Rio de Janeiro, August 18, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.